FILED BY FINDWHAT.COM
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NO: 0-30428
SUBJECT COMPANY: ESPOTTING MEDIA INC.

[Insert on Espotting Letterhead]

[Insert Address of P Certificate Holder]

Dear [Name]

Re: Espotting Media Inc. – Your Share Certificate

We are writing to advise you that we have recently reviewed the stock books of Espotting Media Inc. (“Espotting”) and it has come to our attention that several stock certificates issued for Espotting during mid 2002 were incorrectly issued on Preference Stock Certificate forms, rather than Common Stock Certificate forms.

In order to rectify this defect Espotting now encloses a Common Stock Certificate representing your holding of stock in Espotting Media Inc.

Please be advised that the issuance of this Common Stock Certificate renders null and void the Preference Stock Certificate you currently hold. We ask that you return your Preference Stock Certificate immediately upon receipt of this letter, along with a signed copy of this letter to indicate your receipt of the Common Stock Certificate, in the enclosed stamped addressed envelope.

If you have any queries in relation to this issue please do not hesitate to contact Sebastian Bishop of Espotting on 020 7539 0500.

Yours Faithfully

Espotting Media Inc.

ABOUT FINDWHAT.COM®

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network™, and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva®, a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company’s website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission’s web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company’s joint proxy statement/prospectus for the annual meeting of stockholders held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as “plan,” “intend,” “believe” or “expect,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com’s reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the treatment of the preference stock certificates.